Exhibit 99.1

Procaps Receives Nasdaq Listing Determination;

To Request Hearing and Further Stay Pending Hearing

MIAMI, USA & BARRANQUILLA, Colombia – November 15, 2024 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), announced today that, on November 13, 2024, the Company received formal notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that, based upon the Company’s failure to timely file the Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”), the Company no longer satisfied Nasdaq Listing Rule 5250(c)(1) (the “Filing Rule”) and its securities are therefore subject to suspension and delisting unless the Company timely requests a hearing before and a further stay of any suspension action at least pending the ultimate conclusion of the hearings process from the Nasdaq Hearings Panel (the “Panel”).

The Company plans to timely request a hearing before the Panel as well as a further stay. The Panel will review the request of an extended stay and notify the Company of its determination as soon as practicable, but in any event no later than 15 calendar days following the deadline to request the hearing. Nasdaq notified the Company that hearings are typically scheduled to occur approximately 30-45 days after the date of the hearing request. Until the Panel makes a determination regarding the stay request, the Company’s securities will continue to trade on Nasdaq.

The Company continues to work diligently to complete the previously disclosed independent investigation and to file the Form 20-F with the SEC as soon as practicable.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and nearly 5,000 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

investor.procapsgroup.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “goal,” “objective,” “will,” “may,” “should,” “can,” “project” and other similar expressions that predict or indicate future events, objectives, results or trends or that are not statements of historical matters. Such forward-looking statements include, without limitation, the Company’s expectations about the timing of completion of the independent investigation and filing of the 2023 20-F and other Company initiatives and objectives or forecasts related to the Company’s business, performance and industry. These forward-looking statements involve substantial risks and uncertainties, or assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the independent investigation; the conclusions of management (and the timing of the conclusions) concerning matters relating to the independent investigation; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the independent investigation and the Company’s financial statements; the possibility that errors may be identified; the risk that the completion and filing of the Form 20-F will take longer than expected; the inability to successfully implement or execute on the Company’s strategic objectives or initiatives or to obtain financing; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; the inability of the Company to execute on its expense reductions plans or growth initiatives; whether the Panel grants a further stay of any suspension action; and other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by the Company. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.